UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Ikanos Communications, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
45173E204
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Omid Tahernia
Chief Executive Officer
Ikanos Communications, Inc.
47669 Fremont Boulevard
Fremont, California 94538
(510) 979-0400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:

Jorge del Calvo Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard Fremont, California 94538 (510) 979-0400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,816,363	$211.06

*
Estimated solely for purposes of calculating the amount of the filing fee using the Black-Scholes method as of March 26, 2015. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new replacement options and cancelled pursuant to this offer.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$319.01	Filing Party:	Ikanos Communications, Inc.
Form or Registration No.:	005-81084	Date Filed:	February 20, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2015, and amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on March 6, 2015, by Ikanos Communications, Inc., a Delaware corporation (the “Company”), relating to a Stock Option Exchange Program in which eligible employees and directors are being offered the opportunity to exchange certain outstanding eligible options for replacement options, in an amount and subject to certain vesting terms (the “Offer”).
Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends only the items and exhibits to the Schedule TO, as amended, that are being amended. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO, as amended, and exhibits filed therewith remain unchanged.
Item 4.        Terms of the Transaction.
Item 4 is hereby amended and supplemented by adding the following:
“The Offer expired at 5:00 p.m. U.S. Pacific Daylight Time on March 20, 2015 (the “Offer expiration date”). Pursuant to the terms of the Offer, the Company has accepted an aggregate of 1,706,878 Eligible Options, which were cancelled as of March 23, 2015. On March 23, 2015, the Company granted an aggregate of 1,569,183 Replacement Options covering shares of its common stock in exchange for the exchanged options tendered in the Offer.
Pursuant to the terms of the Offer, all Replacement Options have a per share exercise price of $2.80, the closing price of the Company’s common stock on The NASDAQ Capital Market (“NASDAQ”), on the grant date of the Replacement Options.
For Eligible Option holders, other than with respect to an inducement grant (the “Inducement Grant”) to the chief executive officer (“CEO”), each Replacement Option is subject to the terms of the Company’s 2014 Stock Incentive Plan (the “2014 Plan”) and a stock option agreement between each Eligible Option holder and the Company. All such Replacement Options are subject to a seven-year exercise period, subject to earlier termination upon the termination of service to the Company, its subsidiaries or branch offices, as further described in the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO, as amended (the “Offer to Exchange”).
The Replacement Options granted to the CEO pursuant to the Offer for the Inducement Grant were made outside of the 2014 Plan. In addition to time-based vesting grants, the performance vesting terms of certain Eligible Options held by the CEO carry over to any corresponding Replacement Options granted to the CEO pursuant to the Offer, as further described in the Offer to Exchange.
In addition, all Eligible Options held by and all Replacement Options granted to Eligible Option holders in China (PRC) are cash-settled stock appreciation rights (“SARs”) rather than options to buy the Company’s common stock. For Eligible Option holders in China (PRC), the Replacement Option SARs will expire on the fifth anniversary of the grant date, subject to earlier expiration upon the termination of service of an Eligible Option holder to the Company, its subsidiaries or branch offices, as further described in the Offer to Exchange.
Item 11.     Additional Information.
Item 11 is hereby amended and supplemented by incorporating the following filing by the Company:

•	Current Report on Form 8-K filed with the Commission on March 11, 2015.
Item 12.         Exhibits.
Item 12 is hereby amended and supplemented by adding the following:

(d)(12)
Amendment to Notice of Grant of Stock Option and Stock Option Agreement dated March 7, 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2015).

(d)(13)	Amendment to Offer of Employment Letter dated November 17, 2014(incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2015).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ikanos Communications, Inc. By: /s/ DENNIS BENCALA Name: Dennis Bencala Title: Chief Financial Officer Date: March 26, 2015

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated February 20, 2015.
(a)(1)(B)*	Forms of Communication from the Company’s Vice President, Worldwide Human Resources to All Eligible Option Holders, dated February 20, 2015.
(a)(1)(C)*	Form of Terms of Election.
(a)(1)(D)*	Form of Offer Reminder.
(a)(1)(E)*	Form of Confirmation of Receipt of Election.
(a)(1)(F)*	Screen Shots of Stock Option Exchange Website.
(a)(1)(G)*
Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 10.1.2 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, filed with the SEC on August 8, 2014).

(a)(1)(H)*
Form of Stock Option Agreement for Outside Directors (incorporated by reference to Exhibit 10.1.4 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, filed with the SEC on August 8, 2014).

(a)(1)(I)*	Form of Stock Option Agreement for Chief Executive Officer.
(a)(1)(J)*	Form of Presentation to All Eligible Option Holders, dated February 20, 2015.
(a)(1)(K)*	Form of Email to All Eligible Option Holders, dated March 9, 2015.
(a)(1)(L)*	Form of Paper Election Form
(a)(1)(M)*	Form of Paper Notice of Withdrawal
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)*	Ikanos Communications, Inc. 2014 Stock Incentive Plan (incorporated by reference to the Company’s 2014 Proxy Statement on Schedule 14A (File No. 000-51532) filed on April 23, 2014).
(d)(2)*
Ikanos Communications, Inc. Amended and Restated 1999 Stock Option Plan and related form agreements thereunder (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 filed with the SEC on August 16, 2006).

Exhibit No.	Description
(d)(3)*
Ikanos Communications, Inc. Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2011 filed with the SEC on August 4, 2011).

(d)(4)*
Offer letter, dated as of May 30, 2012, with Omid Tahernia, effective as of September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012).

(d)(5)*
Amendment to Offer letter, dated as of May 30, 2012, with Omid Tahernia, effective as of September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on September 6, 2013).

(d)(6)*
Securities Purchase Agreement by and between Ikanos Communications, Inc. and Tallwood III, L.P., Tallwood III Associates, L.P., Tallwood III Partners, L.P., and Tallwood III Annex, L.P. (collectively, “Tallwood”), dated as of April 21, 2009 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2009).

(d)(7)*
Warrant to Purchase Common Stock of Ikanos Communications, Inc. issued to Alcatel-Lucent Participations, S.A., dated September 29, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2014).

(d)(8)*
Amended and Restated Stockholder Agreement, dated September 29, 2014, by and between the Company and the Tallwood Group (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2014).

(d)(9)*
First Amendment to Warrant to Purchase Common Stock of Ikanos Communications, Inc. originally issued to Alcatel-Lucent Participations, S.A. on September 29, 2014, dated December 10, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2014).

(d)(10)*
Warrant to Purchase Common Stock of Ikanos Communications, Inc. issued to Alcatel-Lucent Participations, S.A., dated December 10, 2014 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2014).

(d)(11)*
Notice of Stock Option Grant and Stock Option Agreement dated as of June 11, 2012 by and between Ikanos Communications, Inc. and Omid Tahernia (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012).

(d)(12)
Amendment to Notice of Grant of Stock Option and Stock Option Agreement dated March 7, 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2015).

(d)(13)	Amendment to Offer of Employment Letter dated November 17, 2014(incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2015).
(g)	Not applicable.
(h)	Not applicable.
_______________
* Previously filed.